UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 24, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant's Certifying Accountants.

On July 24, 2009, the Audit Committee of the Board of Directors of NTS Mortgage Income Fund (the "Company"), approved the dismissal of Ernst & Young LLP ("E&Y") as the Company's independent certifying accountant. E&Y's report on the Company's consolidated financial statements for the two years ended December 31, 2008 and 2007, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2008 and 2007, as well as the interim period preceding the dismissal, there were no disagreements or "reportable events" of the kind described in Item 304(a)(1)(v) of Regulation S-K between the Company and E&Y on any matters of accounting principles of practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have caused them to make a reference to the subject matter of the disagreements or reportable events in connection with their reports.

The Company has provided E&Y with a copy of the foregoing disclosures prior to the date of the filing of this report and has requested that E&Y furnish the Company with a letter addressed to the Securities and Exchange Commission ("SEC") stating whether it agrees with the above statements. A copy of E&Y's letter to the SEC, dated July 29, 2009, is filed as Exhibit 16 hereto.

On July 24, 2009, the Audit Committee also approved the engagement of BKD, LLP, as the Company's new independent certifying accountant. During the two most recent years and the subsequent interim period to the date of engagement, the Company did not consult with BKD, LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Item 9.01. Financial Statements and Exhibits.

     (a)   Financial Statements of Businesses Acquired: N/A
     (b)   Pro Forma Financial Information: N/A
     (c)   Shell Company Transactions: N/A
     (d)   Exhibits:
              16.1   Letter of concurrence from E&Y to the Securities and Exchange Commission regarding changes in certifying accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: July 29, 2009

EXHIBIT 16.1

July 29, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

We have read Item 4.01 of Form 8-K dated July 24, 2009, of NTS Mortgage Income Fund and are in agreement with the statements contained in the first and second paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Ernst & Young LLP
Louisville, Kentucky